January 24, 2014

Securities and Exchange Commission

Washington, DC 20549

Attn: Stephanie J. Ciboroski

Re: Calamos Asset Management, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 14, 2013

File No. 000-51003

Dear Ms. Ciboroski:

Set forth below are the responses of Calamos Asset Management, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated December 27, 2013 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).

For your convenience, we have reproduced the Staff’s comments below in bold italics, followed by our responses. Where applicable in our response to the Staff’s comments, we have provided proposed additional disclosures which are substantially in the form we would currently anticipate using in future filings.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24

Other Information, page 25

1. We note your disclosure that as a result of the de-unitization, the determination of the market capitalization of the “fully consolidated business” cannot be easily determined by the product of share price and weighted average number of shares. We further note the calculations presented on page 26 which purport to summarize your fully consolidated market capitalization both including and excluding the discounted present value of assets owned exclusively by Calamos Asset Management, Inc. (CAM). We are unclear as to what you are trying to convey in these disclosures. Please respond to the following:

•	More clearly explain why the de-unitization impacts the determination of your market capitalization. For example, we understand that the de-unitization will have an impact on the number of Class A shares issuable upon an exchange of units in Calamos Investments as such an exchange must be made on a fair value basis. However, we are unclear as to how this impacts the market capitalization of CAM, keeping in mind that public shareholders only have an interest in CAM which, in turn, only holds a 22.1% economic interest in Calamos Investments.

•	Clarify your use of the term “fully consolidated market capitalization”. For example, are you trying to present what you believe to be the valuation of Calamos Investments? If so, explain why you feel this is relevant to investors in CAM, other than to show the potential dilutive impact of Calamos Interests’ ownership in Calamos Investments in the event of a unit exchange.

The disclosure with respect to market capitalization under the caption “Other Information” on page 25 of the 2012 Form 10-K is intended to assist market participants in assessing the size and scope of the Company’s operations. The disclosure refers to a market-based value for the Company’s entire consolidated business, including Calamos Investments and its subsidiaries. The Company refers to this market-based value as its “fully consolidated market capitalization”. The Company believes the disclosure is useful for a number of market participants, including current and potential investors, as well as financial firms publishing stock market indices and proxy advisory firms, each of which considers the market capitalization of companies in making investment decisions, determining the composition of stock market indices, and making voting recommendations, as applicable.

The Company’s principal asset is its approximately 22.1% equity interest in Calamos Investments LLC, which owns and manages all of the Company’s operating subsidiaries. However, the market value of this minority equity interest is not indicative of the true size and scope of the Company’s business.

Because it is the sole manager of, and controls the operations of Calamos Investments, the Company consolidates the financial statements of Calamos Investments within its own. Substantially all of the remaining approximately 77.9% of the outstanding equity interests in Calamos Investments is beneficially owned by Calamos Family Partners, Inc. This 77.9% interest is presented as a non-controlling interest in the Company’s consolidated financial statements.

Prior to the deunitization in 2009, the Company included in its fully diluted share count not only the weighted average number of shares actually outstanding (approximately 19.8 million shares at December 31, 2008), but also the weighted average number of shares issuable on a one-for-one basis in the event of a full exchange by Calamos Family Partners, Inc. of units in Calamos Investments for shares of the Company’s Class A common stock, (approximately 77.6 million shares at December 31, 2008, resulting in a total of approximately 97.4 million fully diluted shares at December 31, 2008). The resulting aggregate fully diluted share count was utilized by certain market participants, who multiplied the weighted average number of fully diluted shares by the prevailing market price in determining the market value of the fully consolidated business.

Following the deunitization, the number of shares of the Company’s Class A common stock issuable upon such an exchange of interests in Calamos Investments is no longer determined by a one-for-one exchange basis, but rather is determined on a fair value basis. As a result of the deunitization, under applicable accounting rules, shares of Class A common stock issuable upon exchange of interests in Calamos Investments were no longer reflected in the diluted share count presented in the Company’s financial statements, and the market value of the fully consolidated business can no longer be easily determined by the product of share price and weighted average number of fully diluted shares.

The Company will revise the disclosure as appropriate in future filings in response to the staff’s comment and consistent with the above discussion.

2. As a related matter, we note your disclosure on page 27 that estimates the range of Class A shares that would be issuable to the Calamos Interests upon an exchange. We further note your disclosure on page F-28 that this calculation doesn’t incorporate certain assumptions (e.g., control premiums, marketability discounts, discount rates) that may be necessary to determine the fair value of both CAM and Calamos Investments in order to determine the number of shares to be issued in an exchange. Please revise your future filings to include risk factor disclosure discussing the potential dilutive effect to Class A shareholders in the event of an exchange and address the significant uncertainties around the number of shares that would be issuable upon an exchange.

The Company will include new risk factor disclosure in future filings to reflect the potential dilutive effect to Class A shareholders in the event of an exchange and the uncertainties around the number of shares that would be issuable upon such an exchange. The Company expects that such a risk factor would be in substantially the following form:

The number of shares of our Class A common stock issuable to the Calamos Interests upon an exchange of any or all of their interests in Calamos Investments is variable and is subject to the Board of Directors’ determination as to the fair value of our shares and our Other Assets, and the issuance of such shares in an exchange would have the effect of diluting the existing stockholders’ percentage ownership interest in the Company.

Under our Second Amended and Restated Certificate of Incorporation, the number of shares of our Class A common stock issuable to the Calamos Interests upon an exchange of any or all of their interests in Calamos Investments will be determined by reference to the fair value of our shares and of our assets other than our interest in Calamos Investments (the “Other Assets”), in each case as determined by a majority of our independent directors. A determination of the value of our shares and our Other Assets, and therefor the number of shares of our Class A common stock issuable in such an exchange, will involve subjective estimates and judgments based on prevailing facts and circumstances, and will depend on numerous assumptions. For example, the Board of Directors may take into account applicable discounts or premiums, if any, related to control or marketability considerations, and will apply a discount rate to determine the present value of certain deferred tax assets. These determinations will impact the ultimate number of shares of our Class A common stock issuable upon such an exchange.

We have prepared supplemental disclosures to illustrate a representative range of shares of our Class A common stock issuable upon an exchange of all of the interests in Calamos Investments owned by the Calamos Interests, which is set out below on page          under the caption “Other Information—Market-based Value of Fully Consolidated Business.” The issuance of additional shares of our Class A common stock would have the effect of diluting the existing stockholders’ percentage ownership interest in the Company and their indirect interest in the Other Assets, which dilution would be offset by an increase in existing stockholders’ indirect interest in Calamos Investments acquired by CAM in such an exchange. There can be no assurance as to the actual amount of shares of our Class A common stock issuable upon such an exchange or whether such amount would fall within the range set out on page          below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Total Assets, page 38

3. We note that in the third quarter of 2012 you began reporting a measure of “Total Assets” which you define as assets under management plus certain assets for which you provide model portfolio design and oversight. We also note your disclosure in footnote (2) to the table on page 29 which highlights the fact that this measure should not be confused with the total assets on your balance sheet. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Accordingly, please discontinue the use of “Total Assets” as used in this context in your future filings. Please also clarify why you distinguish between assets under management and assets for which you provide model portfolio design and oversight, and more clearly explain what the latter represents.

As of the third quarter of 2012 we began reporting a measure of “Total Assets” which we defined as assets under management and assets in which we provide model portfolio design and oversight. To clarify, the latter includes assets for which we provide model manager services through model based portfolios for which we make recommendations regarding investments and reinvestments in accordance with certain investment strategies. Our responsibility includes maintaining and updating the model to meet the required strategies. We do not have discretionary authority over these assets, thus they are not included in assets under management. (In this regard, please refer to Form ADV: Instructions for Part 1A, Item 5 b. (3) — “Item 5.F: Calculating Your Regulatory Assets Under Management – Continuous and Regular Supervisory or Management Services”.)

In future filings, we will discontinue the use of “Total Assets” and revert back to reporting “Assets Under Management”.

Our proposed disclosure within Selected Financial Data will be substantially as follows.

As of December 31,
	2013	2012	2011	2010	2009
Assets Under Management (2) (in millions):
Funds
Separate accounts
Total assets under management (2)

(2)	“Assets under management” excludes $xxx million and $xxx million as of December 31, 2013 and December 31, 2012, respectively, for which we provide model portfolio design and oversight.

4. We note your rollforward of assets under management (AUM) by type of product on page 38. In the interest of increased transparency, please address the following with respect to your AUM in your future filings:

•	Consider further disaggregating your AUM rollforward to present activity by fund type (open-end vs. closed-end) and/or by investment strategy (Equity, Fixed Income, Alternative, Convertible, Total Return, and Other).

•	Your current disclosures show “net redemptions”. Please disaggregate net redemptions into gross cash inflows and outflows (i.e. subscriptions and redemptions).

In response to the Staff’s comment, in future filings, we will present activity by fund and account type (open-end vs. closed-end; institutional vs. managed) and disaggregate net redemptions into gross cash inflows and outflows. Our proposed AUM rollforward will be as follows.

Assets Under Management

(in millions)	Year Ended December 31,		Change
	2013	2012	Amount	Percent
Funds
Open-end Funds
Beginning assets under management
Sales and other inflows
Redemptions/outflows
Net flows
Market appreciation (depreciation)
Ending assets under management
Average assets under management
Closed-end Funds
Beginning assets under management
Sales and other inflows

Market appreciation (depreciation)
Ending assets under management
Average assets under management
Institutional Accounts
Beginning assets under management
Sales and other inflows
Redemptions/outflows
Net flows
Market appreciation (depreciation)
Ending assets under management
Average assets under management
Managed Accounts
Beginning assets under management
Sales and other inflows
Redemptions/outflows
Net flows
Market appreciation (depreciation)
Ending assets under management
Average assets under management
Total Assets Under Management (1)
Beginning assets under management
Sales and other inflows
Redemptions/outflows
Net flows
Market appreciation (depreciation)
Ending assets under management
Average assets under management

(1)	Assets under management excludes $xxx million and $xxx million as of December 31, 2013 and December 31, 2012, respectively, for which we provide model portfolio design and oversight.

Operating Results – Financial Review, page 39

Non-Operating Activities, Net of Non-controlling Interest in Partnership Investments, page 41

5. We note your presentation of non-operating income (which includes net interest expense as well as investment and other income), net of non-controlling interest in partnership investments. This measure would appear to meet the definition of a non-GAAP financial measure under Item 10(e) of Regulation S-K. Accordingly, please revise your future filings to label this as a non-GAAP measure and provide the disclosures required by Item 10(e).

In response to the Staff’s comment, in future filings, to the extent we use this financial measure, we will revise our disclosure to identify non-operating activities, net of non-controlling interest in partnership investments as a non-GAAP measure and include the requisite reconciliation. Our proposed disclosure would be substantially as follows.

Non-Operating Activities, Net of Non-controlling Interest in Partnership Investments

(in thousands)	2013	2012	Change
Interest income
Interest expense
Net interest expense
Investment income
Dividend income
Miscellaneous other income
Investment and other income
Non-operating income, GAAP basis
Net (income) loss attributable to non-controlling interest in partnership investments
Non-operating income, net of non-controlling interest in partnership investments, non-GAAP basis (1)

(1)	Management believes non-operating income, net of non-controlling interest in partnership investments provides comparability of this information among reporting periods and is an effective measure for reviewing the Company’s non-operating contribution to its results.

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Financial Condition, page F-4

6. We note that you have disclosed your non-controlling interest in partnership investments within total stockholders’ equity. Please clarify for us whether the investors in these partnerships are able to redeem their interests, and if so, tell us how you considered these redemption provisions in determining whether such non-controlling interests should be separately presented on your consolidated balance sheets. Refer to ASC 480-10-S99-3A.

Calamos Advisors, LLC (“CAL”) a subsidiary of Calamos Investments, LLC, is the general partner and controls the operations of Calamos International Growth Fund LP and indirectly is the general partner and controls the operations of Calamos Arista Strategic Fund LP, a U.S. feeder fund to Calamos Arista Strategic Master Fund Ltd, a hedge fund organized under the laws of the Cayman Islands. The interests held in these partnerships are consolidated into the Company’s consolidated financial statements. The combined interests of these partnerships, not owned by the Company, have been presented as non-controlling interests within permanent equity in our historical consolidated financial statements.

According to ASC 480-10-S99-3A, preferred securities, as well as other equity instruments including, for example, common stock, derivative instruments, non-controlling interests, securities held by an employee stock ownership plan, and share-based payment arrangements with employees, that are redeemable for cash or other assets are required to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

We have further considered the terms of the two partnership agreements noted above with respect to the scope of the limited partners’ rights to redeem their interests in the partnership, which rights are subject to a degree of discretion of the general partner. We have also considered the materiality of the non-controlling interests in partnership investments on the Company’s historical balance sheet and stockholders’ equity. Our materiality evaluation was based on quantitative and qualitative factors as required by Staff Accounting Bulletin (SAB) No. 108, Section N, Topic 1, Financial Statements.

Our quantitative analysis shows the non-controlling interest in partnership investments was 4.2% of total stockholders’ equity for the year ended December 31, 2012, and 2.8% of total stockholders’ equity for the year ended December 31, 2011. Based on our review of certain qualitative factors, we determined that (1) it is not probable that the disclosure of non-controlling interest in partnership investments within permanent equity on the Company’s consolidated balance sheet would change or influence the judgment of a reasonable person relying upon the Company’s financial statements, (2) the non-controlling interest in partnership investments is separately disclosed on its own line item within permanent equity on the Company’s consolidated balance sheets, in a transparent manner—there is no impact on earnings or earnings per share, (3) there was no management intent to mislead or otherwise over- or under –state earnings, (4) there is no effect on stock price volatility as this is a balance sheet presentation issue, and (5) the aggregate effect of the historical presentation at December 31, 2012 is 4.2% of total stockholders’ equity, and 2.8% at December 31, 2011.

We appreciate the Staff’s view and recognize that the guidance related to non-controlling interests in partnership investments is complex and understand how one could conclude the non-controlling interest in partnership investments is temporary equity. As such, in future filings, all facts remaining substantially the same, we will revise the classification of non-controlling interest in partnership investments to be presented as temporary equity within the consolidated balance sheets, and reclassify the prior year presentation accordingly, together with applicable disclosures under SAB 108.

Note (2) – Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

7. We note that you consolidate investments in which your ownership interest exceeds 50% or in which you operate and control the business and affairs of the entity. We further note your disclosure on page F-10 that as CAL and Calamos Investments are the general partners and control the operations of the Calamos International Growth Fund LP and Calamos Arista Strategic Fund LP, and as Calamos Investments has a majority interest in Calamos Arista Strategic Fund LP, these results of these partnerships and the master fund are included in your consolidated financial statements. Please revise your future filings to clarify your consolidation policy in general and as it specifically relates to these investments. Address the following in your revised disclosures:

•	Clarify whether your fund investments are considered variable interest entities (VIEs), and if so disclose the specific consolidation model applied, taking into consideration whether such VIEs qualify for the deferral under ASU 2010-10;

•	Provide the disclosures required by ASC 810-10-50 with respect to any fund investments that are considered VIEs; and

•	To the extent that any of your fund investments are not VIEs, clarify whether your consolidation model presumes that the general partner controls the partnership unless the limited partners hold substantive kick-out rights.

In response to the Staff’s comment, in future filings, we will clarify our consolidation policy and add further discussion surrounding VIEs, which will be inserted within Note (2), Summary of Significant Accounting Policies, Principles of Consolidation. For purposes of our response we have used our December 31, 2012 disclosure and inserted the additional disclosure for ease of presentation. Please note that we have bracketed { } the new disclosure.

The Company consolidates investments in which the Company’s ownership exceeds 50%, the Company operates and controls the business and affairs of the entity, {or is deemed to be the primary beneficiary. In order to make this determination, an analysis is performed to determine if the investment in an affiliate or partnership is a variable interest entity (VIE). The Company has evaluated its investments in affiliates and partnerships and has concluded that they are not VIEs. With respect to partnership investments, the limited partners have no control of the business and affairs of the partnership, no substantive ability to dissolve (liquidate) the partnership, or otherwise remove the general partner (CAL and Calamos Investments) without cause or have other substantive rights.} As such, the consolidated financial statements include the financial statements of CAM, Calamos Investments, Calamos Investments’ wholly- and majority-owned subsidiaries, and the Company’s partnerships in which it owns a majority interest or in which it has operating control. The equity method of accounting is used for investments in which the Company has significant influence, but less than 50% ownership. All significant intercompany balances and transactions have been eliminated.

Note (8) – Fair Value Measurements, page F-18

8. We note from your disclosure on page F-19 that the valuation of investments in open-end funds is based on published net asset values. Please revise your future filings to provide the disclosures required by ASC 820-10-50-6A.

In response to the Staff’s comment, in future filings, we will provide the disclosures required by ASC 820-10-50-6A, which will be inserted within Note (8). For purposes of our response we have used our December 31, 2012 disclosure and inserted the additional disclosure for ease of presentation. Please note that we have bracketed { } the new disclosure.

Investments are presented in the consolidated financial statements at fair value in accordance with GAAP. Investments in open-end funds are stated at fair value based on end of day published net asset values of shares owned by the Company. {The fair value of investments in open-end funds was $xxx and $xxx at the end of December 31, 2012 and December 31, 2011, respectively. There are no unfunded commitments related to these investments. These investments may be redeemed daily with a redemption notice period of up to seven days.} The Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Other securities, including derivatives, traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. However, short sales positions and call options written are reported at the last quoted asked price. Convertible bonds, fixed income securities and other securities for which quotations are not readily available are valued at fair value based on observable inputs such as market prices for similar instruments as validated by third party pricing agencies and the Company’s prime broker.

*         *         *         *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (630) 630-245-7200 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nimish S. Bhatt
Name: Nimish S. Bhatt

Title: Senior Vice President and Chief Financial Officer

cc:	Jim Dunn, United States Securities and Exchange Commission
Angela Connell, United States Securities and Exchange Commission